UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VTEX

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

G9470A102

(CUSIP Number)

SB Global Advisers Limited

Attn: Stephen Lam

69 Grosvenor St

Mayfair, London W1K 3JP

+44 0207 629 0431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9470A102	13D	Page 1 of 15 pages

1	Names of Reporting Persons LA Holdings DE LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 38,434,587
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,434,587

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,434,587
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 38.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G9470A102	13D	Page 2 of 15 pages

1	Names of Reporting Persons SBLA Holdings (Cayman) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 38,434,587
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,434,587

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,434,587
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 38.5%
14	Type of Reporting Person PN

CUSIP No. G9470A102	13D	Page 3 of 15 pages

1	Names of Reporting Persons SLA Investments IV LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 38,434,587
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,434,587

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,434,587
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 38.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G9470A102	13D	Page 4 of 15 pages

1	Names of Reporting Persons SBLA Investments II LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 38,434,587
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,434,587

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,434,587
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 38.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G9470A102	13D	Page 5 of 15 pages

1	Names of Reporting Persons SBLA Latin America Fund LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 38,434,587
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,434,587

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,434,587
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 38.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. G9470A102	13D	Page 6 of 15 pages

1	Names of Reporting Persons SB Global Advisers Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 38,434,587
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,434,587

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,434,587
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 38.5%
14	Type of Reporting Person CO

CUSIP No. G9470A102	13D	Page 7 of 15 pages

1	Names of Reporting Persons SoftBank Group Corp.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 38,434,587
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,434,587

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,434,587
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 38.5%
14	Type of Reporting Person CO

CUSIP No. G9470A102	13D	Page 8 of 15 pages

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on August 5, 2021 (as amended to date, the “Schedule 13D”) with respect to the shares of Class A common shares, nominal value $0.0001 per share (the “Class A Common Shares”), of VTEX, a corporation incorporated in the Cayman Islands (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

The Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

LA Holdings DE LLC

SBLA Holdings (Cayman) L.P.

SLA Investments IV LLC

SBLA Investments II LLC

SBLA Latin America Fund LLC

SB Global Advisers Limited (“SBGA”)

SoftBank Group Corp. (“SoftBank”)

SBLA Holdings (Cayman) L.P. is organized under the laws of the Cayman Islands. SBGA is organized under the laws of England and Wales. SoftBank is organized under the laws of Japan. Each of the remaining Reporting Persons is organized under the laws of the State of Delaware.

The principal business address of SBLA Holdings (Cayman) L.P. is c/o Walkers, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The business address of SBGA is 69 Grosvenor Street, Mayfair, London W1K 3JP, England, United Kingdom. The business address of SoftBank is 1-7-1, Kaigan, Minato-ku Tokyo 105-7537 Japan. The business address of each of the Remaining Reporting Persons is 251 Little Falls Drive, Wilmington, DE 19808. Each of the Reporting Persons is principally engaged in the business of investments in securities.

The directors of SBGA and the directors and executive officers of SoftBank are set forth in Schedule A to this Schedule 13D (collectively, the “Related Persons”).

During the last five years, none of the Reporting Persons nor any Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. G9470A102	13D	Page 9 of 15 pages

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Internal Restructuring

As a result of an internal restructuring on April 1, 2023, SBGA may be deemed to share beneficial ownership of the securities reported herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Shares and percentage of Class A Common Shares beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 81,143,035 Class A Common Shares outstanding as of December 31, 2022, as disclosed in the Issuer’s Annual Report on Form 20-F filed with the SEC on March 2, 2023:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
LA Holdings DE LLC	38,434,587	38.5%	0	38,434,587	0	38,434,587
SBLA Holdings (Cayman) L.P.	38,434,587	38.5%	0	38,434,587	0	38,434,587
SLA Investments IV LLC	38,434,587	38.5%	0	38,434,587	0	38,434,587
SBLA Investments II LLC	38,434,587	38.5%	0	38,434,587	0	38,434,587
SBLA Latin America Fund LLC	38,434,587	38.5%	0	38,434,587	0	38,434,587
SB Global Advisers Limited	38,434,587	38.5%	0	38,434,587	0	38,434,587
SoftBank Group Corp.	38,434,587	38.5%	0	38,434,587	0	38,434,587

LA Holdings DE LLC is the record holder of 19,875,188 Class A Common Shares and 18,559,399 Class A Common Shares underlying Class B common shares of the Issuer (the “Class B Common Shares”) that are exercisable within 60 days. The Class B Common Shares are convertible at the election of the holder into Class A Common Shares on a one-to-one basis.

SoftBank, which is a publicly traded company listed on the Tokyo Stock Exchange, is the sole shareholder of SBGA, which has been appointed as manager and is exclusively responsible for making final decisions related to the acquisition, structuring, financing and disposal of SBLA Latin America Fund LLC’s investments, including as held by LA Holdings DE LLC. SBLA

CUSIP No. G9470A102	13D	Page 10 of 15 pages

Latin America Fund LLC is the managing member of SBLA Investments II LLC, which is the managing member of SLA Investments IV LLC, which is the general partner of SBLA Holdings (Cayman) L.P., which is the managing member of LA Holdings DE LLC. As a result of these relationships, each of the foregoing entities may be deemed to share beneficial ownership of the securities reported herein.

(c) During the past 60 days, none of the Reporting Persons or the Related Persons have effected any transactions in the Class A Common Shares.

(d) None.

(e) Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit Number	Description

1	Joint Filing Agreement.

CUSIP No. G9470A102	13D	Page 11 of 15 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2023

LA Holdings DE LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SBLA Holdings (Cayman) L.P.
By: SoftBank Latin America Fund GP (Cayman) Ltd., its General Partner

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SLA Investments IV LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SBLA Investments II LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SBLA Latin America Fund LLC

By:	/s/ Jonathan Duckles
Name:	Jonathan Duckles
Title:	Director

SB Global Advisers Limited

By:	/s/ Alex Clavel
Name:	Alex Clavel
Title:	Director

CUSIP No. G9470A102	13D	Page 12 of 15 pages

SoftBank Group Corp.

By:	/s/ Yuko Yamamoto
Name:	Yuko Yamamoto
Title:	Head of Corporate Legal Department

CUSIP No. G9470A102	13D	Page 13 of 15 pages

Schedule A

Set forth below is a list of each executive officer and director of SB Global Advisers Limited and SoftBank Group Corp., including the name, citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each individual.

SB GLOBAL ADVISERS LIMITED

Name and Citizenship	Present Principal Occupation (principal business of employer)	Business Address
Alex Clavel, a citizen of the United States	Board Director and Executive Committee member of SB Global Advisers Limited and Board Director of SoftBank Group Capital Limited and Board Director, Chief Executive Officer and President of SB Group US, Inc.	69 Grosvenor Street, London, United Kingdom W1K 3JP 430 Park Avenue, 16th Floor New York, NY 10022, United States

Yoshimitsu Goto, a citizen of Japan	Board Director of SB Global Advisers Limited and Board Director, Corporate Officer, Senior Vice President, CFO, CISO & CSusO of SoftBank Group Corp.	69 Grosvenor Street, London, United Kingdom W1K 3JP SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Navneet Govil, a citizen of the United States	Board Director and Executive Committee Member of SB Global Advisers Limited, Board Director of SB Global Advisers (US) Inc., and CFO of the SoftBank Investment Advisers Group	69 Grosvenor Street, London, United Kingdom W1K 3JP 1 Circle Star Way, San Carlos, California 94070, United States

Timothy A. Mackey, a citizen of New Zealand	Board Director of SB Global Advisers Limited and Corporate Officer, CLO & GCO of SoftBank Group Corp.	69 Grosvenor Street, London, United Kingdom W1K 3JP SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Gyu Hak Moon, a citizen of South Korea	Board Director and Executive Committee member of SB Global Advisers Limited	69 Grosvenor Street, London, United Kingdom W1K 3JP 138 Market Street, #27-01A, CapitaGreen Building, Singapore 048946

CUSIP No. G9470A102	13D	Page 14 of 15 pages

SOFTBANK GROUP CORP.

Name and Citizenship	Present Principal Occupation (principal business of employer)	Business Address
Masayoshi Son*, a citizen of Japan	Representative Director, Corporate Officer, Chairman & CEO of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Yoshimitsu Goto*, a citizen of Japan	Board Director, Corporate Officer, Senior Vice President, CFO, CISO & CSusO of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Ken Miyauchi*, a citizen of Japan	Board Director of SoftBank Group Corp.; Director & Chairman, SoftBank Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Kentaro Kawabe*, a citizen of Japan	Board Director of SoftBank Group Corp.; Chairperson and Representative Director, Z Holdings Corporation; Executive Director, ZOZO, Inc.; Board Director, SoftBank Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Keiko Erikawa*, a citizen of Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Chairman Emeritus (Director), KOEI TECMO GAMES CO., LTD; Board Director, KOEI TECMO EUROPE LIMITED; Chairman (Representative Director), KOEI TECMO HOLDINGS CO., LTD.; Director, Foundation for the Fusion Of Science and Technology	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

David Chao*, a citizen of Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Co-Founder and General Partner, DCM Ventures	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Masami Iijima*, a citizen of Japan	External Board Director, Independent Officer of SoftBank Group Corp.; Director, Ricoh Company, Ltd.; Director, Isetan Mitsukoshi Holdings Ltd.; Counsellor, Bank of Japan; Counselor, MITSUI & CO., LTD.; Director, Takeda Pharmaceutical Company Limited	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan MITSUI & CO., LTD. 2-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8631 Japan

Yutaka Matsuo*, a citizen of Japan	External Board Director, Independent Officer of SoftBank Group Corp. and Professor, Graduate School of Engineering at the University of Tokyo	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Kenneth A. Siegel*, a citizen of the United States of America	External Board Director of SoftBank Group Corp.; Board Director, Member of Executive Committee, Morrison & Foerster LLP	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan Shin-Marunouchi Building, 29th Floor 5-1, Marunouchi 1-Chome Chiyoda-ku, Tokyo, Japan 100-6529

CUSIP No. G9470A102	13D	Page 15 of 15 pages

Soichiro Uno**, a citizen of Japan	External Audit & Supervisory Board Member of SoftBank Group Corp.; Partner at Nagashima Ohno & Tsunematsu; Director at Dream Incubator Inc.; and Director at TERUMO CORPORATION	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Yuji Nakata**, a citizen of Japan	External Audit & Supervisory Board Member of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Maurice Atsushi Toyama**, a citizen of the United States of America	External Audit & Supervisory Board Member of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Keiichi Otsuka**, a citizen of Japan	External Audit & Supervisory Board Member of SoftBank Group Corp.; Director, Shizuoka Bank (Europe) S.A.; Representative of Otsuka CPA Office; Audit & Supervisory Board Member, TBK Co., Ltd.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Kazuko Kimiwada, a citizen of Japan	Corporate Officer, Senior Vice President of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Timothy A. Mackey, a citizen of New Zealand	Corporate Officer, CLO & GCO of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

Seiichi Morooka, a citizen of Japan	Corporate Officer of SoftBank Group Corp.	SoftBank Group Corp. 1-7-1 Kaigan, Minato-ku, Tokyo 105-7537 Japan

*	Director
**	Corporate Auditor